Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

FOURTH QUARTER AND FULL YEAR 2017 RESULTS

•                  Fourth quarter net income of $80 million includes one-time, non-cash tax benefit; adjusted EBITDA of $452 million reflects strong International performance, Italy sports betting results, and lower operating expenses

•                  2017 net loss of $1,069 million includes previously reported $714 million non-cash impairment charge and $444 million of primarily non-cash net foreign exchange loss

•                  2017 adjusted EBITDA of $1,676 million at top of expected range

•                  Net debt of $7,319 million at year end, better than outlook

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — March 8, 2018 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the fourth quarter and year ended December 31, 2017. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the fourth quarter and full year 2017 results; access details are provided below.

“We had a strong finish to 2017, amplifying the progress we made throughout the year,” said Marco Sala, CEO of IGT. “We delivered outstanding results in our Lottery business and improved our key performance indicators in the Gaming business. These achievements were enhanced by disciplined expense management. Bringing innovative content and technology to market remains the cornerstone of our strategy. Last year, we executed well along this path and established a solid foundation for growth in 2018 and beyond.”

“We met all of our financial objectives for the year, including the top end of our EBITDA expectations. Net debt was slightly better than our outlook, despite the early Scratch & Win renewal in the fourth quarter,” said Alberto Fornaro, CFO of IGT. “The results for the fourth quarter and full year highlight the diversity and resilience of the IGT franchise.”

Summary of Consolidated Fourth Quarter and Full Year 2017 Financial Results

Summary of Consolidated Fourth Quarter 2017 Financial Results

	Quarter Ended December 31,		Change	Constant Currency Change
	2017	2016	(%)	(%)
(In $ millions, unless otherwise noted)
Revenue	1,346	1,321	2%	-2%
Operating income	194	138	41%	32%
Net income per diluted share	$0.39	$1.15	N/M
Net debt	7,319	7,569	-3%
Adjusted EBITDA	452	422	7%	2%
Adjusted operating income	268	281	-4%	-9%
Adjusted net income per diluted share	$0.02	$0.88	N/M

	Year Ended December 31,		Change	Constant Currency Change
	2017	2016	(%)	(%)
(In $ millions, unless otherwise noted)
Revenue	4,939	5,154	-4%	-5%
Operating income	(51)	660	—
Net income per diluted share	$(5.26)	$1.05	—
Net debt	7,319	7,569	-3%
Adjusted EBITDA	1,676	1,755	-5%	-6%
Adjusted operating income	1,028	1,167	-12%	-13%
Adjusted net income per diluted share	$0.86	$2.33	N/M

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2017 are calculated using the same foreign exchange rates as the corresponding 2016 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

Overview of Consolidated Fourth Quarter Results

Consolidated revenue was $1,346 million compared to $1,321 million in the fourth quarter of 2016. At constant currency and scope (which adjusts for the Italy Lotto upfront payment amortization and the sale of Double Down Interactive LLC (“DoubleDown”)), revenue was up 3%.

Adjusted operating income was $268 million compared to $281 million in the prior-year period. Adjusted EBITDA was $452 million compared to $422 million in the fourth quarter of 2016, on strong International performance, Italy sports betting results, and lower operating expenses.

Interest expense was $114 million compared to $116 million in the prior-year period.

Benefit from income taxes rose to $83 million from $5 million in the fourth quarter of 2016. Tax dynamics in the fourth quarter of 2017 primarily reflect the non-cash impacts of recent U.S. tax reform. Additional detail on the tax impacts is provided with the reconciliation tables in this news release.

Net income attributable to IGT was $80 million in the fourth quarter of 2017. On an adjusted basis, net income attributable to IGT was $4 million. The Company reported net income per diluted share of $0.39 and earned $0.02 per diluted share on an adjusted basis, which includes $0.66 of non-cash, net negative tax impacts.

Cash from operations was $686 million in 2017 versus $281 million in 2016. As previously disclosed, gross upfront payments for Italian license fees are now included in Cash Flows from Operating Activities. Capital expenditures were $698 million in 2017 compared to $542 million in the prior year.

Cash and cash equivalents were $1,057 million as of December 31, 2017, compared to $294 million as of December 31, 2016. Net debt was $7,319 million as of December 31, 2017, compared to $7,569 million as of December 31, 2016.

Operating Segment Review

North America Gaming & Interactive

Revenue for North America Gaming & Interactive was $281 million compared to $368 million in the fourth quarter of 2016. At constant scope, revenue was down 9%, primarily on lower product sales.

Gaming service revenue was $167 million compared to $230 million in the prior-year period. The decline is primarily attributed to the sale of DoubleDown and a year-over-year decrease in the installed base. Yields were stable with the prior year.

Product sales revenue of $113 million declined from $138 million in the prior year, which benefited from significant new and expansion gaming machine and systems sales, as well as higher intellectual property revenue. The segment shipped 5,295 gaming machine units in the quarter compared to 5,419 units in the prior-year period.

Operating income for North America Gaming & Interactive was $69 million compared to $102 million in the fourth quarter of 2016. The decline is attributable to the sale of DoubleDown, lower revenue, and the timing of jackpot expense, partially offset by lower operating costs.

North America Lottery

North America Lottery revenue of $304 million was up 7% from the prior-year period, on strong wager growth and product sales.

Lottery same-store revenue rose 8.3%, supported by broad-based strength in instant tickets and draw games as well as multistate jackpots.

Product sales revenue doubled to $34 million, primarily due to lottery terminal and VLT central system sales.

Operating income was relatively stable at $66 million in the fourth quarter, as revenue growth was offset by higher service delivery costs and legal fees.

International

International revenue of $280 million was up 27% from the prior year, reflecting strong growth in both Lottery and Gaming.

Lottery same-store revenue was slightly below the prior year. Broad-based strength in EMEA and Latin America was offset by weakness in Colombia.  U.K. Lottery trends were stable.

Gaming service revenue from terminals was up 1% at constant currency, as a higher installed base was offset by lower average yields due to the geographic mix of revenue. The installed base grew to 15,543 machines from 10,453 in the fourth quarter of 2016 on unit growth in Africa, Greek VLTs, and video bingo machines.

Product sales revenue rose 20%, benefiting from higher lottery software sales. The segment shipped a total of 5,565 gaming machine units during the fourth quarter of 2017 compared to 4,901 units in the prior-year period, as a 41% increase in replacement units more than offset lower new and expansion activity.

Operating income of $72 million increased 64%, reflecting higher revenue and disciplined cost management.

Italy

Italy revenue rose 7% to $481 million. At constant currency and scope, revenue was stable with the prior-year period.

Total Lotto wagers were €1,951 million compared to €2,141 million in the prior-year period. Excluding Late Numbers, Lotto wagers increased 4% over the prior-year period reflecting strong growth in 10eLotto.

Scratch & Win wagers increased 2% to €2,344 million on continued demand for Miliardario and multiplier tickets.

Machine gaming revenue was slightly below the prior year, primarily on the higher gaming machine taxes that went in effect in April 2017.

Sports betting revenues were up sharply on higher wagers and lower payout. Wagers grew over 8% as a result of recent network optimization and increased levels of online play. Total payout of 76.2% was 10 percentage points below the prior year.

Operating income was $115 million compared to $129 million in the prior-year period, reflecting higher depreciation and amortization related to the new Lotto concession.

Overview of Consolidated Full Year 2017 Results

Consolidated revenue was $4,939 million compared to $5,154 million in 2016. At constant currency and scope, consolidated revenue was in line with the prior year.

Global lottery same-store revenue, excluding Italy, increased 0.7% in 2017, on top of 8.1% growth in 2016, which included a record Powerball jackpot. Italy lottery wagers declined 3% in 2017 primarily as a result of high Late Numbers activity in the prior year. Excluding Late Numbers, Lotto wagers increased 3% over the prior year.

The Company shipped 32,103 gaming machines worldwide in 2017. The total installed base grew over 6% to 62,236 units.

Adjusted operating income was $1,028 million compared to $1,167 million in the prior year. Adjusted EBITDA of $1,676 million declined 6% at constant currency from $1,755 million in 2016 primarily due to the high-margin contribution from elevated jackpot and Late Number activity in the prior year, in addition to the DoubleDown sale, partially offset by expense savings.

Interest expense was $459 million compared to $469 million in the prior-year period.

Benefit from income taxes was $29 million compared to a provision for taxes of $59 million in 2016, reflecting the impact of recent U.S. tax reform.

Net loss attributable to IGT was $1,069 million in 2017 and includes a $714 million non-cash impairment charge and $444 million of primarily non-cash net foreign exchange loss. On an adjusted basis, net income was $175 million. The Company reported net loss per diluted share of ($5.26) and earned $0.86 per diluted share on an adjusted basis in 2017.

Other Developments

The Company’s board of directors declared a quarterly cash dividend of $0.20 per ordinary share. The dividend is payable on April 5, 2018 to holders of record as of the close of business on March 22, 2018.

Outlook

The Company currently expects to achieve adjusted EBITDA of $1,700-$1,780 million in 2018. Capital expenditures are expected to be $575-$625 million. The Company’s outlook assumes a 2018 average EUR/USD exchange rate of 1.22.

The Italy Scratch & Win renewal will require upfront payments of approximately €750 million during 2018, which will be reflected in Cash Flows from Operating Activities. The €270 million in contributions from minority partners for their portion of these payments will be included in Cash Flows from Financing Activities.

Conference Call and Webcast

Today, at 8:00 a.m. EST, management will host a conference call to present the fourth quarter and full year 2017 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com. A replay of the webcast will be available on the website following the live event. To listen by telephone, the US/Canada toll-free dial-in number is +1 844 842 7999 and the dial-in number for participants outside the US/Canada is +1 612 979 9887. The conference ID/confirmation code is 4448629. A telephone replay of the call will be available for one week at +1 855 859 2056 for the US/Canada or +1 404 537 3406 outside the US/Canada using the conference ID/confirmation code 4448629.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries

International Game Technology PLC
Condensed Consolidated Statements of Operations
($ and shares in thousands, except per share data)
Unaudited

	For the three months ended
	December 31,
	2017	2016
Service revenue	1,073,079	1,061,669
Product sales	272,591	259,547
Total revenue	1,345,670	1,321,216

Cost of services	686,802	641,649
Cost of product sales	176,375	179,240
Selling, general and administrative	208,522	236,547
Research and development	70,946	87,182
Restructuring expense	9,170	6,420
Impairment loss	—	31,162
Transaction (income) expense, net	(58)	1,030
Total operating expenses	1,151,757	1,183,230

Operating income	193,913	137,986

Interest income	2,444	2,553
Interest expense	(114,405)	(115,520)
Foreign exchange (loss) gain, net	(59,228)	195,587
Other (expense) income, net	(146)	23,359
Total non-operating (expenses) income	(171,335)	105,979

Income before benefit from income taxes	22,578	243,965

Benefit from income taxes	(83,346)	(5,387)
Net income	105,924	249,352

Less: Net income attributable to non-controlling interests	26,195	16,034
Net income attributable to IGT PLC	79,729	233,318

Net income attributable to IGT PLC per common share - basic	0.39	1.15
Net income attributable to IGT PLC per common share - diluted	0.39	1.15

Weighted-average shares - basic	203,513	202,324
Weighted-average shares - diluted	204,104	203,146

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the year ended
	December 31,
	2017	2016
Service revenue	4,136,556	4,375,586
Product sales	802,403	778,310
Total revenue	4,938,959	5,153,896

Cost of services	2,553,083	2,553,479
Cost of product sales	579,431	582,358
Selling, general and administrative	816,093	945,824
Research and development	313,088	343,531
Restructuring expense	39,876	27,934
Impairment loss	715,220	37,744
Transaction (income) expense, net	(26,740)	2,590
Total operating expenses	4,990,051	4,493,460

Operating (loss) income	(51,092)	660,436

Interest income	10,436	12,840
Interest expense	(458,899)	(469,268)
Foreign exchange (loss) gain, net	(443,977)	101,040
Other (expense) income, net	(33,393)	18,365
Total non-operating expenses	(925,833)	(337,023)

(Loss) income before (benefit from) provision for income taxes	(976,925)	323,413

(Benefit from) provision for income taxes	(29,414)	59,206

Net (loss) income	(947,511)	264,207

Less: Net income attributable to non-controlling interests	121,065	52,870

Net (loss) income attributable to IGT PLC	(1,068,576)	211,337

Net (loss) income attributable to IGT PLC per common share - basic	(5.26)	1.05
Net (loss) income attributable to IGT PLC per common share - diluted	(5.26)	1.05

Weighted-average shares - basic	203,130	201,511
Weighted-average shares - diluted	203,130	202,214

International Game Technology PLC

Condensed Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the year ended December 31,
	2017	2016
		Restated
Cash flows from operating activities
Net (loss) income	(947,511)	264,207
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Impairment loss	715,220	37,744
Foreign exchange loss (gain), net	443,977	(101,040)
Amortization	401,355	492,021
Depreciation	401,085	390,448
Service revenue amortization	209,774	116,980
Loss on early extinguishment of debt	25,733	—
Debt issuance cost amortization	23,217	18,347
Stock-based compensation expense	4,704	26,346
Non-cash gain on sale of Double Down Interactive LLC	(51,348)	—
Deferred income tax provision	(296,265)	(153,649)
Other non-cash costs, net	25,768	(142)
Changes in operating assets and liabilities, excluding the effects of disposition and acquisition:
Trade and other receivables	45,465	(23,758)
Inventories	51,406	(76,321)
Upfront Italian license fees	(244,698)	(665,260)
Accounts payable	(3,031)	(22,855)
Other assets and liabilities	(118,923)	(21,736)
Net cash provided by operating activities	685,928	281,332

Cash flows from investing activities
Proceeds from sale of Double Down Interactive LLC, net of cash divested	823,788	—
Proceeds from sale of assets	167,452	185,798
Capital expenditures	(698,010)	(541,943)
Other	5,435	40,160
Net cash provided by (used in) investing activities	298,665	(315,985)

Cash flows from financing activities
Principal payments on long-term debt	(1,754,259)	(357,513)
Dividends paid	(162,528)	(161,179)
Return of capital - non-controlling interests	(84,391)	(35,407)
Dividends paid - non-controlling interests	(57,908)	(32,717)
Payments in connection with the early extinguishment of debt	(38,832)	—
Debt issuance costs paid	(16,378)	(10,825)
Net (payments of) receipts from financial liabilities	(150)	30,595
Capital increase - non-controlling interests	148,468	256,455
Proceeds from long-term debt	1,762,270	—
Other	(43,264)	(1,548)
Net cash used in financing activities	(246,972)	(312,139)

Net increase (decrease) in cash and cash equivalents	737,621	(346,792)
Effect of exchange rate changes on cash	25,703	13,402
Cash and cash equivalents at the beginning of the period	294,094	627,484
Cash and cash equivalents at the end of the period	1,057,418	294,094

Supplemental Cash Flow Information:
Interest paid	(417,110)	(450,655)
Income taxes paid	(296,386)	(183,278)

International Game Technology PLC
Condensed Consolidated Balance Sheets
($ thousands)
Unaudited

	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	1,057,418	294,094
Restricted cash and investments	248,012	247,222
Trade and other receivables, net	937,854	947,237
Inventories	319,545	347,494
Other current assets	407,520	424,727
Income taxes receivable	94,168	28,792
Total current assets	3,064,517	2,289,566

Systems, equipment and other assets related to contracts, net	1,434,194	1,199,674
Property, plant and equipment, net	193,723	357,841
Goodwill	5,723,815	6,810,012
Intangible assets, net	2,273,460	2,874,031
Other non-current assets	2,427,953	1,497,662
Deferred income taxes	41,546	31,376
Total non-current assets	12,094,691	12,770,596

Total assets	15,159,208	15,060,162

Liabilities, redeemable non-controlling interests, and shareholders’ equity
Current liabilities:
Accounts payable	1,240,753	1,216,079
Other current liabilities	1,780,875	1,097,045
Current portion of long-term debt	599,114	77
Income taxes payable	55,935	28,590
Total current liabilities	3,676,677	2,341,791

Long-term debt, less current portion	7,777,445	7,863,085
Deferred income taxes	491,460	761,924
Income taxes payable	55,665	—
Other non-current liabilities	446,113	444,556
Total non-current liabilities	8,770,683	9,069,565

Total liabilities	12,447,360	11,411,356

Commitments and contingencies

Redeemable non-controlling interests and shareholders’ equity	2,711,848	3,648,806

Total liabilities, redeemable non-controlling interests, and shareholders’ equity	15,159,208	15,060,162

International Game Technology PLC

Net Debt

($ thousands)

	December 31,
	2017	2016

6.250% Senior Secured Notes due 2022	1,470,075	1,472,150
6.500% Senior Secured Notes due 2025	1,086,913	1,085,537
4.750% Senior Secured Notes due 2023	1,008,601	884,917
4.125% Senior Secured Notes due 2020	833,655	730,465
5.625% Senior Secured Notes due 2020	595,767	593,954
4.750% Senior Secured Notes due 2020	585,171	509,050
7.500% Senior Secured Notes due 2019	148,231	521,894
5.500% Senior Secured Notes due 2020	125,709	126,294
5.350% Senior Secured Notes due 2023	61,082	61,187
6.625% Senior Secured Notes due 2018	—	521,556
Senior Secured Notes	5,915,204	6,507,004

Term Loan Facilities due 2023	1,785,361	—
Revolving Credit Facilities due 2021	76,880	516,529
Term Loan Facilities due 2019	—	839,552
Long-term debt, less current portion	7,777,445	7,863,085

6.625% Senior Secured Notes due 2018	599,114	—
Other	—	77
Current portion of long-term debt	599,114	77

Total debt	8,376,559	7,863,162

Cash and cash equivalents	1,057,418	294,094

Net debt	7,319,141	7,569,068

International Game Technology PLC
Adjusted EBITDA and Free Cash Flow
Reconciliations of Non-GAAP Financial Measures
($ thousands)

	For the three months ended
	December 31,
	2017	2016

Net income	105,924	249,352
Benefit from income taxes	(83,346)	(5,387)
Non-operating expenses (income)	171,335	(105,979)
Depreciation	111,997	97,164
Amortization	83,366	114,858
Service revenue amortization	54,456	31,820
Restructuring expense	9,170	6,420
Impairment loss	—	31,162
Transaction (income) expense, net	(58)	1,030
Non-cash purchase accounting (excluding D&A)	(223)	(126)
Stock-based compensation expense	(398)	1,844
Adjusted EBITDA	452,223	422,158

Cash flows from operating activities	270,343	86,067
Capital expenditures	(145,841)	(185,741)
Free Cash Flow	124,502	(99,674)

International Game Technology PLC
Adjusted EBITDA and Free Cash Flow
Reconciliations of Non-GAAP Financial Measures
($ thousands)

	For the year ended
	December 31,
	2017	2016

Net (loss) income	(947,511)	264,207
(Benefit from) provision for income taxes	(29,414)	59,206
Non-operating expenses	925,833	337,023
Impairment loss	715,220	37,744
Amortization	401,355	492,021
Depreciation	401,085	390,448
Service revenue amortization	209,774	116,980
Restructuring expense	39,876	27,934
Stock-based compensation expense	4,704	26,346
Non-cash purchase accounting (excluding D&A)	(736)	795
Bad debt recovery	(17,858)	—
Transaction (income) expense, net	(26,740)	2,590
Adjusted EBITDA	1,675,588	1,755,294

Cash flows from operating activities	685,928	281,332
Capital expenditures	(698,010)	(541,943)
Free Cash Flow	(12,082)	(260,611)

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Q4 2017	Adjustments				Q4 2017
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Income	Adjusted
Total revenue	1,345,670	(182)	—	—	—	1,345,488

Cost of services	686,802	(27,563)	—	—	—	659,239
Cost of product sales	176,375	(10,454)	—	—	—	165,921
Selling, general and administrative	208,522	(27,183)	—	—	—	181,339
Research and development	70,946	(230)	—	—	—	70,716
Restructuring expense	9,170	—	—	(9,170)	—	—
Transaction income, net	(58)	—	—	—	58	—
Total operating expenses	1,151,757	(65,430)	—	(9,170)	58	1,077,215

Operating income	193,913	65,248	—	9,170	(58)	268,273

Foreign exchange loss, net	(59,228)	—	59,228	—	—	—
Other expense, net	(146)	1	—	—	(8)	(153)
Interest expense, net	(111,961)	513	—	—	—	(111,448)
Total non-operating expenses	(171,335)	514	59,228	—	(8)	(111,601)

Income before benefit from income taxes	22,578	65,762	59,228	9,170	(66)	156,672
(Benefit from) provision for income taxes (a) (b) (c)	(83,346)	267,714	(60,593)	2,887	(2)	126,660
Net income	105,924	(201,952)	119,821	6,283	(64)	30,012
Less: Net income attributable to non-controlling interests	26,195	25	—	—	—	26,220
Net income attributable to IGT PLC	79,729	(201,977)	119,821	6,283	(64)	3,792

Net income per common share - diluted	0.39					0.02
Weighted-average shares - diluted	204,104					204,104

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) As Reported includes a net $103.6 million one-time, non-cash income tax benefit related to the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) composed of (i) a $64.4 million non-cash income tax expense for the restatement of deferred tax assets and a $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting, both driven by the decrease in the income tax rate from 35% to 21% and (ii) a $71.2 million non-cash income tax expense in 2017 associated with unremitted foreign earnings. Separate from the Tax Act, As Reported includes a $73.3 million one-time, non-cash tax expense for the write-off of a deferred tax asset related primarily to unrealized foreign exchange losses.

(c) As Adjusted excludes the $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting and the $73.3 million one-time, non-cash tax expense for the write-of of a deferred tax asset related primarily to unrealized foreign exchange losses.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date
	December 2017			Impairment/	Transaction Income	December 2017
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted
Total revenue	4,938,959	(722)	—	—	—	4,938,237

Cost of services	2,553,083	(145,221)	—	—	—	2,407,862
Cost of product sales	579,431	(87,715)	—	—	—	491,716
Selling, general and administrative	816,093	(117,460)	—	—	—	698,633
Research and development	313,088	(656)	—	—	—	312,432
Restructuring expense	39,876	—	—	(39,876)	—	—
Impairment loss	715,220	—	—	(715,220)	—	—
Transaction income, net	(26,740)	—	—	—	26,740	—
Total operating expenses	4,990,051	(351,052)	—	(755,096)	26,740	3,910,643

Operating (loss) income	(51,092)	350,330	—	755,096	(26,740)	1,027,594

Foreign exchange loss, net	(443,977)	—	443,977	—	—	—
Other (expense) income, net	(33,393)	1,568	—	—	35,420	3,595
Interest expense, net	(448,463)	2,928	—	—	—	(445,535)
Total non-operating expenses	(925,833)	4,496	443,977	—	35,420	(441,940)

(Loss) income before (benefit from) provision for income taxes	(976,925)	354,826	443,977	755,096	8,680	585,654
(Benefit from) provision for income taxes (a) (b) (c)	(29,414)	368,780	26,559	12,019	(88,161)	289,783
Net (loss) income	(947,511)	(13,954)	417,418	743,077	96,841	295,871
Less: Net income attributable to non-controlling interests	121,065	102	—	—	—	121,167
Net (loss) income attributable to IGT PLC	(1,068,576)	(14,056)	417,418	743,077	96,841	174,704

Net (loss) income per common share - diluted	(5.26)					0.86
Weighted-average shares - diluted (d)	203,130					203,504

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) As Reported includes a net $103.6 million one-time, non-cash income tax benefit related to the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) composed of (i) a $64.4 million non-cash income tax expense for the restatement of deferred tax assets and a $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting, both driven by the decrease in the income tax rate from 35% to 21% and (ii) a $71.2 million non-cash income tax expense in 2017 associated with unremitted foreign earnings. Separate from the Tax Act, As Reported includes a $73.3 million one-time, non-cash tax expense for the write-off of a deferred tax asset related primarily to unrealized foreign exchange losses.

(c) As Adjusted excludes the $239.2 million non-cash income tax benefit for the restatement of deferred tax liabilities related to Purchase Accounting and the $73.3 million one-time, non-cash tax expense for the write-offf of a deferred tax asset related primarily to unrealized foreign exchange losses.

(d) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

		Adjustments
	Q4 2016			Impairment/		Q4 2016
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	1,321,216	244	—	—	—	1,321,460

Cost of services	641,649	(44,186)	—	—	—	597,463
Cost of sales	179,240	(29,845)	—	—	—	149,395
Selling, general and administrative	236,547	(29,468)	—	—	—	207,079
Research and development	87,182	(277)	—	—	—	86,905
Restructuring expense	6,420	—	—	(6,420)	—	—
Impairment loss	31,162	(30,000)	—	(1,162)	—	—
Transaction expense, net	1,030	—	—	—	(1,030)	—
Total operating expenses	1,183,230	(133,776)	—	(7,582)	(1,030)	1,040,842

Operating income	137,986	134,020	—	7,582	1,030	280,618

Foreign exchange gain, net	195,587	—	(195,587)	—	—	—
Other income, net	23,359	11,672	—	—	—	35,031
Interest expense, net	(112,967)	2,084	—	—	—	(110,883)
Total non-operating expenses	105,979	13,756	(195,587)	—	—	(75,852)

Income before provision for income taxes	243,965	147,776	(195,587)	7,582	1,030	204,766

(Benefit from) provision for income taxes (a)	(5,387)	51,662	(50,323)	13,230	356	9,538

Net income	249,352	96,114	(145,264)	(5,648)	674	195,228

Less: Net income attributable to non-controlling interests	16,034	26	—	—	—	16,060

Net income attributable to IGT PLC	233,318	96,088	(145,264)	(5,648)	674	179,168

Net income per common share - diluted	1.15					0.88
Weighted-average shares - diluted	203,146					203,146

(a)         Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date
	December 2016			Impairment/		December 2016
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	5,153,896	1,576	—	—	—	5,155,472

Cost of services	2,553,479	(181,552)	—	—	—	2,371,927
Cost of sales	582,358	(118,936)	—	—	—	463,422
Selling, general and administrative	945,824	(134,325)	—	—	—	811,499
Research and development	343,531	(1,736)	—	—	—	341,795
Restructuring expense	27,934	—	—	(27,934)	—	—
Impairment loss	37,744	(30,000)	—	(7,744)	—	—
Transaction expense, net	2,590	—	—	—	(2,590)	—
Total operating expenses	4,493,460	(466,549)	—	(35,678)	(2,590)	3,988,643

Operating income	660,436	468,125	—	35,678	2,590	1,166,829

Foreign exchange gain, net	101,040	—	(101,040)	—	—	—
Other income, net	18,365	15,553	—	—	—	33,918
Interest expense, net	(456,428)	8,231	—	—	—	(448,197)
Total non-operating expenses	(337,023)	23,784	(101,040)	—	—	(414,279)

Income before provision for income taxes	323,413	491,909	(101,040)	35,678	2,590	752,550

Provision for income taxes (a)	59,206	174,000	(26,892)	20,948	658	227,920

Net income	264,207	317,909	(74,148)	14,730	1,932	524,630
Less: Net income attributable to non-controlling interests	52,870	102	—	—	—	52,972

Net income attributable to IGT PLC	211,337	317,807	(74,148)	14,730	1,932	471,658

Net income per common share - diluted	1.05					2.33
Weighted-average shares - diluted	202,214					202,214

(a)         Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC Segment Performance

Revenue Detail

($ millions)

	International Game Technology PLC				Quarter Change		YTD Change
	2016		2017		Percentage	Constant FX	Percentage	Constant FX
	Q4	YTD	Q4	YTD	Q4	Q4	YTD	YTD
Gaming
Total Revenue	730	2,667	664	2,501	-9.0%	-12.5%	-6.2%	-7.2%

Gaming Services	492	1,976	452	1,836	-8.1%	-12.5%	-7.1%	-8.2%
Terminal	325	1,282	331	1,284	2.0%	-3.3%	0.2%	-1.3%
Social (DDI)	61	279	0	111	-100.0%	-100.0%	-60.1%	-59.9%
Other	107	415	121	440	13.0%	9.3%	6.2%	5.6%

Product Sales	237	691	212	665	-10.7%	-12.5%	-3.7%	-4.6%
Terminal	156	449	146	444	-6.9%	-9.0%	-1.1%	-2.1%
Other	81	243	66	222	-18.2%	-19.2%	-8.6%	-9.3%

Lottery
Total Revenue	520	2,176	559	2,067	7.6%	3.6%	-5.0%	-5.9%

Lottery Services	500	2,092	511	1,952	2.2%	-1.6%	-6.7%	-7.5%
FM/Concessions	444	1,829	463	1,769	4.3%	-1.6%	-3.3%	-4.8%
LMA	37	174	36	157	-3.1%	-3.1%	-9.7%	-9.7%
Other Services	19	88	12	25	-36.0%	2.6%	-71.1%	-57.8%

Product Sales	20	85	48	115	140.0%	130.8%	35.8%	33.9%
Terminal	1	11	2	4	266.8%	266.8%	-63.5%	-63.5%
Systems/Other	20	74	47	111	136.7%	127.3%	50.0%	47.8%

Other
Total Revenue	72	311	122	371	70.3%	55.7%	19.4%	15.3%

Service Revenue	70	308	110	349	57.8%	43.8%	13.1%	9.2%
Product Sales	2	3	12	22	465.9%	432.1%	N/M	N/M

Consolidated
Revenue	1,321	5,154	1,346	4,939	1.9%	-2.5%	-4.2%	-5.3%

Operating Income:
Segment Total	340	1,374	322	1,210	-5.3%	-9.4%	-11.9%	-12.7%
Purchase Accounting	(134)	(468)	(65)	(1,064)	-51.3%	-51.4%	127.4%	126.3%
Corporate Support	(68)	(246)	(63)	(197)	-7.6%	-10.3%	-19.8%	-22.2%
Total	138	660	194	(51)	40.5%	31.9%	-107.7%	-109.3%

	NORTH AMERICA GAMING & INTERACTIVE				Quarter Change		YTD Change
	2016		2017		Percentage	Constant FX	Percentage	Constant FX
	Q4	YTD	Q4	YTD	Q4	Q4	YTD	YTD
Gaming
Total Revenue	368	1,373	281	1,158	-23.8%	-24.1%	-15.7%	-15.8%

Gaming Services	230	975	167	781	-27.4%	-27.5%	-19.9%	-19.9%
Terminal	126	525	118	488	-6.0%	-6.2%	-7.0%	-7.1%
Social (DDI)	61	279	0	111	-100.0%	-100.0%	-60.1%	-59.9%
Other	44	171	49	181	11.5%	11.4%	5.8%	5.8%

Product Sales	138	398	113	377	-17.8%	-18.3%	-5.3%	-5.5%
Terminal	85	249	72	244	-14.6%	-15.1%	-2.2%	-2.4%
Other	53	149	41	133	-22.9%	-23.4%	-10.5%	-10.8%

Total
Revenue	368	1,373	281	1,158	-23.8%	-24.1%	-15.7%	-15.8%

Operating Income	102	349	69	279	-32.6%	-30.8%	-20.1%	-19.8%

	NORTH AMERICA LOTTERY				Quarter Change		YTD Change
	2016		2017		Percentage	Constant FX	Percentage	Constant FX
	Q4	YTD	Q4	YTD	Q4	Q4	YTD	YTD
Gaming
Total Revenue	35	146	42	162	20.6%	18.9%	11.0%	10.5%

Gaming Services	35	146	38	150	8.1%	7.2%	2.6%	2.2%
Terminal	24	100	24	99	1.6%	1.6%	-0.4%	-0.4%
Social (DDI)	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Other	11	46	13	50	22.2%	19.2%	9.0%	7.7%

Product Sales	(0)	0	4	13	N/M	N/M	N/M	N/M
Terminal	0	(0)	0	0	N/M	N/M	N/M	N/M
Other	(0)	0	4	13	N/M	N/M	N/M	N/M

Lottery
Total Revenue	250	1,047	262	1,023	5.0%	4.8%	-2.3%	-2.4%

Lottery Services	232	982	232	943	0.0%	0.0%	-4.0%	-4.0%
FM/Concessions	159	686	165	660	3.4%	3.4%	-3.8%	-3.8%
LMA	37	174	36	157	-3.1%	-3.1%	-9.7%	-9.7%
Other Services	36	122	32	126	-11.9%	-11.9%	3.2%	3.2%

Product Sales	17	65	30	80	71.9%	69.5%	22.4%	21.4%
Terminal	0	10	2	4	N/M	N/M	-61.8%	-61.9%
Systems/Other	17	55	28	76	62.8%	60.4%	37.0%	35.9%

Total
Revenue	284	1,194	304	1,185	6.9%	6.5%	-0.7%	-0.8%

Operating Income	65	299	66	289	0.8%	0.6%	-3.4%	-3.7%

	INTERNATIONAL				Quarter Change		YTD Change
	2016		2017		Percentage	Constant FX	Percentage	Constant FX
	Q4	YTD	Q4	YTD	Q4	Q4	YTD	YTD
Gaming
Total Revenue	144	473	149	472	3.6%	-0.1%	-0.3%	-1.3%

Gaming Services	44	181	55	197	23.5%	18.8%	9.3%	9.3%
Terminal	12	51	13	51	1.8%	0.7%	1.3%	1.6%
Social (DDI)	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Other	32	130	42	146	31.9%	25.7%	12.4%	12.3%

Product Sales	99	293	94	275	-5.4%	-8.6%	-6.2%	-7.8%
Terminal	72	199	73	200	2.2%	-1.9%	0.1%	-1.8%
Other	28	93	21	75	-24.9%	-25.9%	-19.6%	-20.7%

Lottery
Total Revenue	65	288	99	323	53.0%	50.3%	11.9%	13.3%

Lottery Services	62	269	80	288	29.8%	29.4%	6.9%	8.8%
FM/Concessions	51	206	52	198	0.6%	-5.3%	-4.1%	-4.6%
LMA	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Other Services	10	63	28	90	175.7%	202.6%	42.9%	52.9%

Product Sales	3	19	19	35	N/M	499.6%	80.8%	75.8%
Terminal	0	1	0	0	-100.0%	-100.0%	-81.3%	-81.3%
Systems/Other	3	18	19	35	N/M	N/M	88.9%	83.6%

Other
Total Revenue	12	65	32	94	178.0%	161.6%	44.0%	40.1%

Service Revenue	9	63	20	72	110.0%	97.8%	14.3%	11.0%
Product Sales	2	3	12	22	465.9%	432.1%	N/M	N/M

Total
Revenue	220	827	280	889	27.2%	23.2%	7.5%	7.1%

Operating Income	44	142	72	164	64.3%	56.9%	15.2%	17.2%

	ITALY				Quarter Change		YTD Change
	2016		2017		Percentage	Constant FX	Percentage	Constant FX
	Q4	YTD	Q4	YTD	Q4	Q4	YTD	YTD
Gaming
Total Revenue	183	676	193	707	5.1%	-5.0%	4.7%	1.6%

Gaming Services	183	674	192	706	5.2%	-4.9%	4.7%	1.6%
Terminal	162	606	176	644	8.3%	-2.1%	6.2%	3.0%
Social (DDI)	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Other	20	68	16	62	-19.6%	-27.2%	-8.6%	-11.3%

Product Sales	0	1	0	1	-59.6%	-62.2%	-11.3%	-11.9%
Terminal	0	0	0	0	N/M	N/M	N/M	N/M
Other	0	1	0	1	-59.6%	-62.2%	-22.9%	-23.3%

Lottery
Total Revenue	205	840	198	721	-3.5%	-12.7%	-14.2%	-16.8%

Lottery Services	205	840	198	721	-3.5%	-12.7%	-14.2%	-16.8%
FM/Concessions	233	937	246	912	5.8%	-4.3%	-2.7%	-5.7%
LMA	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Other Services	(27)	(97)	(48)	(191)	75.1%	58.6%	96.0%	90.3%

Product Sales	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Terminal	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Systems/Other	0	0	0	0	0.0%	0.0%	0.0%	0.0%

Other
Total Revenue	60	245	90	277	49.8%	35.5%	12.8%	8.8%

Service Revenue	60	245	90	277	49.8%	35.5%	12.8%	8.8%
Product Sales	0	0	0	0	0.0%	0.0%	0.0%	0.0%

Total
Revenue	449	1,761	481	1,705	7.2%	-3.1%	-3.2%	-6.2%
Operating Income	129	584	115	479	-10.4%	-19.9%	-18.0%	-20.5%

KEY PERFORMANCE INDICATORS (KPIs)

Consolidated Key Performance Indicators (KPIs)

	Fourth Quarter			Full Year
Period Ended December 31	2017	2016	% change	2017	2016	% change

Installed base (end of period)
Casino	35,625	34,653	2.8%	35,625	34,653	2.8%
VLT - Government Sponsored (ex-Italy)	18,019	15,150	18.9%	18,019	15,150	18.9%
VLT - Italy Supplier (B2B)	8,592	8,840	-2.8%	8,592	8,840	-2.8%
Total installed base	62,236	58,643	6.1%	62,236	58,643	6.1%
Yield (average revenue per unit per day - $0.00)	27.49	30.27	-9.2%	29.26	31.92	-8.3%

Additional Italian Network Details:
VLT - Operator (B2C)	10,985	11,036	-0.5%	10,985	11,036	-0.5%
AWP	56,590	58,937	-4.0%	56,590	58,937	-4.0%

Machine units shipped
New/Expansion	1,349	3,073	-56.1%	5,855	7,922	-26.1%
Replacement	9,511	7,247	31.2%	26,248	25,225	4.1%
Total machines shipped	10,860	10,320	5.2%	32,103	33,147	-3.1%

Global lottery same-store revenue growth
Instants & draw games			5.0%			4.0%
Multistate Jackpots			15.3%			-18.7%
Total lottery same-store revenue growth (ex-Italy)			6.0%			0.7%
Italy lottery revenue growth			-12.6%			-16.7%

North America KPIs

	Fourth Quarter			Full Year
Period Ended December 31	2017	2016	% change	2017	2016	% change

Installed base (end of period)
Casino	22,807	24,472	-6.8%	22,807	24,472	-6.8%
VLT - Government Sponsored	15,294	14,878	2.8%	15,294	14,878	2.8%
Total installed base	38,101	39,350	-3.2%	38,101	39,350	-3.2%

Machine units shipped
New/Expansion	805	1,733	-53.5%	4,099	5,929	-30.9%
Replacement	4,490	3,686	21.8%	14,030	13,842	1.4%
Total machines shipped	5,295	5,419	-2.3%	18,129	19,771	-8.3%

Lottery same-store revenue growth
Instants & draw games			7.1%			5.1%
Multistate Jackpots			17.7%			-21.0%
Total lottery same-store revenue growth			8.3%			0.6%

International KPIs

	Fourth Quarter			Full Year
Period Ended December 31	2017	2016	% change	2017	2016	% change

Installed base (end of period)
Casino	12,818	10,181	25.9%	12,818	10,181	25.9%
VLT - Government Sponsored	2,725	272	901.8%	2,725	272	901.8%
Total installed base	15,543	10,453	48.7%	15,543	10,453	48.7%

Machine units shipped
New/Expansion	544	1,340	-59.4%	1,756	1,993	-11.9%
Replacement	5,021	3,561	41.0%	12,218	11,383	7.3%
Total machines shipped	5,565	4,901	13.5%	13,974	13,376	4.5%

Lottery same-store revenue growth
Instants & draw games			-1.2%			0.8%
Multistate Jackpots			0.6%			1.9%
Total lottery same-store revenue growth			-1.1%			0.9%

Italy KPIs

	Fourth Quarter			Full Year
Period Ended December 31	2017	2016	% change	2017	2016	% change
(In € millions, except machines)
Lottery
Lotto wagers	1,951	2,141	-8.9%	7,481	8,093	-7.6%
10eLotto	1,386	1,239	11.9%	5,160	4,716	9.4%
Core	508	577	-12.0%	2,011	2,227	-9.7%
Late Numbers	57	326	-82.5%	310	1,150	-73.0%

Scratch & Win Wagers	2,344	2,289	2.4%	9,065	8,935	1.5%

Italy lottery revenue growth			-12.6%			-16.7%

Gaming
Installed base (end of period)
VLT - Operator (B2C)	10,985	11,036	-0.5%	10,985	11,036	-0.5%
VLT - Supplier (B2B)	8,592	8,840	-2.8%	8,592	8,840	-2.8%
AWP	56,590	58,937	-4.0%	56,590	58,937	-4.0%
Total Installed Base	76,167	78,813	-3.4%	76,167	78,813	-3.4%

Wagers
VLT - Operator (B2C)	1,428	1,428	0.0%	5,543	5,460	1.5%
AWP	1,032	1,087	-5.1%	3,949	4,188	-5.7%
Interactive Wagers (Gaming)	461	443	4.0%	1,745	1,659	5.2%

Other
Sports Betting Wagers(1)	271	250	8.8%	959	855	12.2%
Sports Betting Payout (%)(1)	76.2%	85.9%	-9.7pp	82.7%	84.0%	-1.3pp

(1) Includes Virtual Wagers and Pools & Horses